SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ACCELERON PHARMA INC.

(Name of Subject Company (Issuer))

Astros Merger Sub, Inc.

a wholly owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,780,293,020	$1,092,034

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Acceleron Pharma Inc. (“Acceleron”), at a purchase price of $180.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of October 7, 2021 (the most recent practicable date): (i) 61,147,922 shares of Acceleron common stock were issued and outstanding, (ii) 3,440,437 shares of Acceleron common stock were subject to outstanding Acceleron stock options, (iii) 530,074 shares of Acceleron common stock were subject to outstanding Acceleron restricted stock unit awards, (iv) 302,656 shares of Acceleron common stock were subject to outstanding Acceleron performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 25,000 shares of Acceleron common stock pursuant to Acceleron’s 2013 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,092,034	Filing Party: Astros Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 12, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”), at a purchase price of $180.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second sentence of the first paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase and replacing it with the following paragraph:

“Parent and Acceleron filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 14, 2021. On October 29, 2021, Parent voluntarily withdrew the October 14, 2021 filing to provide the FTC with additional time for review, and intends to refile its Premerger Notification and Report Form on or about November 1, 2021. Following such refiling, the waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on or about November 16, 2021. This period may change if the FTC or the Antitrust Division, as applicable, grants early termination of the waiting period or issues a request for additional information or documentary material, or if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

Between October 13, 2021 and October 29, 2021, nine complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, the United States District Court for the Eastern District of Pennsylvania and the United States District Court for the Eastern District of New York by putative stockholders of Acceleron: Wang v. Acceleron Pharma Inc. et al., No. 1:21-cv-08430, filed October 13, 2021 (S.D.N.Y.); Finger v. Acceleron Pharma Inc. et al., No. 1:21-cv-08615, filed October 20, 2021 (S.D.N.Y.); Wilson v. Acceleron Pharma Inc. et al., No. 1:21-cv-01473, filed October 20, 2021 (D. Del.); Ciccotelli v. Acceleron Pharma Inc. et al, No. 1:21-cv-08638, filed October 21, 2021 (S.D.N.Y) (the “Ciccotelli Action”); Nagel v. Acceleron Pharma Inc. et al., No. 1:21-cv-08644, filed October 21, 2021 (S.D.N.Y.); Whitfield v. Acceleron Pharma Inc. et al., No. 2:21-cv-04628, filed October 21, 2021 (E.D. Pa.); Combs v. Acceleron Pharma Inc. et al., No. 1:21-cv-05874, filed October 21, 2021 (E.D.N.Y.); Kulish v. Acceleron Pharma Inc. et al., No. 1:21-cv-08676, filed October 22, 2021 (S.D.N.Y.); and Kent v. Acceleron Pharma Inc. et al., No. 1:21-cv-08861, filed October 29, 2021 (S.D.N.Y.) (collectively, the “Complaints”). All of the Complaints name Acceleron and the members of the Acceleron Board as defendants, and the complaint in the Ciccotelli Action also names Parent and Purchaser as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by Acceleron on October 12, 2021, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other relief, injunctive relief to prevent consummation of the transactions contemplated by the Merger Agreement until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“On October 29, 2021, in connection with the withdrawal of Parent’s Premerger Notification and Report Form under the HSR Act, and as agreed with Acceleron, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on November 10, 2021. The expiration date of the Offer is extended to 5:00 p.m., Eastern Time, on November 18, 2021, unless further extended. The Depositary has advised Parent that, as of 5:00 p.m., Eastern Time, on October 28, 2021, approximately 8,395,093 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 13.7% of the outstanding Shares.

On October 29, 2021, Parent issued a press release relating to the withdrawal of Parent’s Premerger Notification and Report Form and announcing Purchaser’s extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to (i) “5:00 p.m., Eastern Time, on November 10, 2021” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on November 18, 2021.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press release issued by Merck & Co, Inc., dated October 29, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Astros Merger Sub, Inc.

By:	/s/ Rita Karachun
Name: Rita Karachun
Title: President

Merck Sharp & Dohme Corp.

By:	/s/ Jon Filderman
Name: Jon Filderman
Title: Vice President

Date: October 29, 2021